EXHIBIT 5.2

[HOLLAND & HART LLP LETTERHEAD]

August 16, 2001

Board of Directors
CH2M HILL Companies, Ltd.
6060 S. Willow Drive
Englewood, CO 80111-5142

      Re:   CH2M HILL Retirement and Tax-Deferred Savings Plan

Members of the Board:

      On April 14, 1997, the Internal Revenue Service issued a favorable determination letter confirming that the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) was qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Since the issuance of that favorable determination letter, the Plan has been amended and restated. CH2M HILL Companies, Ltd. (the “Company”) intends to file a timely application for a determination letter from the Internal Revenue Service with respect to the amended and restated Plan and to make any technical changes in the Plan required by the Internal Revenue Service as a prerequisite to the issuance of a favorable determination letter with respect to the amended and restated Plan. Based on these facts and our knowledge of the Plan, we believe that the Internal Revenue Service will issue a favorable determination letter confirming that the amended and restated Plan remains qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

      We consent to the filing of this letter with the Securities and Exchange Commission as an exhibit to the Company’s registration statement.

Sincerely,

/s/ ALAN POE Alan Poe of Holland & Hart LLP